Mail Stop 3628

September 27, 2005

By Facsimile: (925) 871-4046 and U.S. Mail
Robert C. Shaver
Rhoades McKee
161 Ottowa Avenue NW
Suite 600 Waters Building
Grand Rapids, Michigan 49503

Re:  	Badger Paper Mills Inc.
	Schedule TO-T filed by James D. Azzar
      Filed on September 14, 2005
	File No. 005-20732____________________

Dear Mr. Shaver

      We have reviewed the filing listed above and have the following comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General
1. The above-referenced Schedule TO appears to be incorrect. In this regard, we note the Form 8-K filed by Badger Paper Mills on September
23, 2005. Accordingly, it does not appear that Mr. Azzar is conducting a tender offer as reflected by the filing of the Schedule
TO. In this regard, please revise the Schedule TO to clearly disclose the intention of the filer as it relates to the tender offer materials and to Badger Paper. For example, to the extent that Mr. Azzar does not plan to conduct a tender offer, the disclosure should so state.
Also, the revised filing should clearly explain Mr Azzar`s plans or proposals in connection with Badger Paper, including the letter of intent entered into with the company. Further, the disclosure may refer to the amended Schedule 13D contemplated in comment 2 below.

Schedule 13D
2. We direct your attention to the Schedule 13D that was filed on September 14, 2005. It does not appear that this Schedule 13D satisfies the item requirements of the schedule. Please revise this
Schedule 13D to include all of the information required by the form.
In this regard, revise to disclose a complete cover page and Items
1-7
set forth by the schedule.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.




      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         	               						Very truly
yours,



      Jeffrey B. Werbitt
      Attorney-Advisor
      Office of Merger & quisitions


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Robert C. Shaver
Rhoads McKee
September 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE